Mail Stop 3561

August 9, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Herbjorn Hansson
Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
LOM Building
27 Reid Street
Hamilton, HM 11
Bermuda

> **Re:** **Nordic America Tanker Shipping, Ltd.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 1-13944**

Dear Mr. Hansson:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to

Mr. Herbjorn Hansson
Nordic American Tanker Shipping Limited
August 9, 2007
Page 2

the staff. Please respond within ten (10) business days.

Statements of Shareholders' Equity

1. We note from the disclosures in the Company's statements of shareholders' equity for 2004 and 2005 that the Company recognized compensation expense of $9.2 million and $3.6 million during 2004 and 2005 in connection with the issuance of restricted shares. We also note from the disclosure provided in Note 2 that this expense related to shares issued to the Manager, Scandia American Shipping Ltd. Please tell us and explain in notes to your financial statements how you calculated or determined the amount of expense recognized in connection with the issuance of restricted shares to the Manager during all periods presented in the Company's financial statements. Please note that Note 7 to the Company's financial statements currently only discloses the amount of expense recognized during fiscal 2006.

Business and Summary of Significant Accounting Policies

2. In your revenue recognition policy, you state that voyage revenues and voyage expenses are recognized on a pro rata basis based on the relative transit time in each period. This policy is appropriate under the guidance of EITF 91-9 for revenues, but not for expenses. Please note that pursuant to the guidance in EITF 91-9, voyage expenses should be expensed as incurred. Please revise your financial statements to recognize voyage expenses as incurred or explain in detail why you do not believe this is required.

Note 7. Share-Based Compensation

3. We note from the disclosure provided in Note 7 that compensation cost related to stock options and restricted shares issued to employees is based on the fair value of the stock options or restricted shares at the grant date while the expense related to stock options and restricted shares issued to non-employees is measured at fair value at the balance sheet date. Please tell us and explain in the notes to your financial statements why you are recognizing the expense associated with non-

employee stock-options and restricted shares as of each balance sheet date rather than on the basis of the fair value of options or restricted shares at the date of grant. As part of your response, please explain why you believe the treatment used is appropriate and in accordance with the guidance in SFAS No.123R, EITF 96-18 or other relevant technical accounting literature. We may have further comment upon receipt of your response.

4. Also, please revise Note 7 to disclose the activity with regards to your stock options during each period presented in your financial statements. Refer to the disclosure requirements outlined in paragraph 47 of SFAS No.123 and A240 of SFAS No.123R. Also, please ensure that your financial statements include all of the disclosures required by paragraph A240 of SFAS No. 123R, as applicable.

Other

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE: Mr. Gary Wolfe
                    (212) 480-8421